March 17, 2009

U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re: Costa Rica Paradise, Inc.
        Registration Statement on Form S-1/A
        Filed February 25, 2009
        File No. 333-157066

Dear Mr. Gibson:

We represent Costa Rica Paradise, Inc., (the "Company"). We are in receipt of your letter dated March 13, 2009 regarding the above referenced filing. The following is our response.

General

  We note your revised disclosure on page 24 in response to Comment 1 of our letter dated February 20, 2009. You disclose that the company has agreed to pay Executive Consulting Services $1,000 per month for its services. You also disclose that the company had no revenues from inception to December 31, 2008 and had cash of $8,670 as of December 31, 2008. In addition, your only officer did not receive a salary in 2008 and will probably not receive a salary in 2009. In light of the significance of the company's agreement with Executive Consulting Services, please describe in greater detail the general administrative and operational matters in which Executive Consulting Services has advised and/or will advise the company. Also discuss in detail the specific assistance that Executive Consulting Services has provided or will provide in connection with the company having its shares approved to trade on the Over the Counter Bulletin Board.

  Answer: On December 1, 2008, we executed a consulting agreement whereby we agreed to pay Executive Consulting Services, (ECS) Group $1,000 per month for the next year. ECS provides administrative support for the day-to-day operations of the Company. Administrative duties include maintaining compliance with regulatory agencies such as Nevada Secretary of State and the Securities and Exchange Commission, maintaining the Corporate Minute Book, is the Company's bookkeeper, and is an EDGAR/IDEA filing service. Additionally, ECS acts as liaison between the Company's president and auditor, legal counsel, transfer agent, registered agent and the SEC. Upon SEC effectiveness, ECS will continue to provide administrative and compliance support especially as it relates to the preparation of financial statements and reports on Form 10-Q, 10-K and 8-K.

  The following sentence has been removed from the Form S-1/A-2:

  Executive Consulting Services advises us on matters relating to general administrative and operational matters and specifically with regard to assisting the Company in having its shares approved to trade on the Over the Counter Bulletin Board.

  This statement was made in error. Executive Consulting Services, (ECS) Group, is not engaged to consult on issues relating to obtaining approval on the Over the Counter Bulletin Board or any other exchange. Additionally, ECS does not act as a promoter, broker/dealer or market maker for Costa Rica Paradise Inc. On occasion ECS will be asked to provide corporate information contained in the company files held by Executive Consulting Services, (ECS) Group on behalf of Costa Rica Paradise Inc. to the aforementioned companies.

Very truly yours,

Anslow & Jaclin, LLP

By:   GREGG E. JACLIN
        GREGG E. JACLIN